Media release
Exhibit 99.5
Rio Tinto supports World Bank launch of Climate-Smart Mining Facility

1 May 2019

The World Bank today launched its new Climate-Smart Mining Facility, aimed at building partnerships to manage the role mining will play in supplying the minerals needed for clean energy technologies to help address climate change.

The initiative will bring together governments, private sector companies, academic and research institutions to promote sustainable mining practices in resource rich developing countries, with initial support from Rio Tinto, Anglo American and the German government.

Climate-Smart Mining has been developed in concert with the broader UN Sustainable Development Goals to ensure that the benefits from the transition to low-carbon technologies are shared.

It will innovate and deploy financing to scale up technical assistance and support for projects such as:

•	The integration of renewable energy into mining operations

•	The strategic use of geological data for a better understanding of “strategic mineral” endowments

•	Forest-smart mining: preventing deforestation, supporting sustainable land-use practices and repurposing mine sites

•	Recycling of minerals: supporting developing countries to take a circular economy approach and reuse minerals in a way that respects the environment
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The Facility will also assist governments to build a robust policy, regulatory and legal framework that promotes climate-smart mining and creates an enabling environment for private capital.

Rio Tinto chief executive J-S Jacques said “The transition to clean energy solutions presents both a significant opportunity and responsibility for the mining industry, as it provides the materials that make these technologies possible.

“We want to be part of the solution on climate change and the best solutions will come from innovative partnerships across competitors, governments and institutions. Our collaboration with the World Bank and many others is aimed at making a real difference by promoting sustainable practices across our industry. We look forward to supporting the Climate-Smart Mining Facility by contributing not just funding but also expertise as a leader in sustainable mining practices.”

World Bank senior director and head of the Energy and Extractives Global Practice Riccardo Puliti said “The World Bank is committed to working with Rio Tinto and all stakeholders involved in creating renewable energy technologies. Given global demand for minerals used in energy storage and batteries, such as lithium, nickel and graphite, will soar by 2050, mining for these strategic minerals must be managed responsibly and sustainably.”

Notes for editors

For more information on the Facility visit: http://www.worldbank.org/en/topic/extractiveindustries/brief/climate- smart-mining-minerals-for-climate-action

For a video and infographic visit:http://www.worldbank.org/en/topic/extractiveindustries/brief/climate-smart- mining-minerals-for-climate-action

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